FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 26 July 2023

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

______________________________________________

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NatWest Group plc

26 July 2023

Directorate Change

The Board of Directors of NatWest Group has announced that Alison Rose has agreed by mutual consent to step down as Group Chief Executive with immediate effect.

Howard Davies, Chairman of the NWG Board stated: “The Board and Alison Rose have agreed, by mutual consent, that she will step down as CEO of the NatWest Group. It is a sad moment. She has dedicated all her working life so far to NatWest and will leave many colleagues who respect and admire her.”

Alison Rose said: “I remain immensely proud of the progress the bank has made in supporting people, families and business across the UK, and building the foundations for sustainable growth. My NatWest colleagues are central to that success, and so I would like to personally thank them for all that they have done.”

For an initial period of 12 months, and subject to regulatory approval, the Board has appointed Paul Thwaite, the current CEO of the Commercial and Institutional business, to take over the responsibilities of leading NatWest Group. A further process will take place in due course to appoint a permanent successor.

Notes:

-	Alison Rose was appointed as Group Chief Executive in 2019, having worked at the bank for more than 30 years.

-	Paul Thwaite was appointed Chief Executive Officer of NatWest’s Commercial & Institutional, ring fenced back, in July 2022, after leading the Group’s Commercial Banking division as CEO since November 2019. He is responsible for supporting business customers, ranging from start-ups through to multi-nationals and has recently led the Group’s response to supporting UK businesses customers through the Covid pandemic.

The person responsible for arranging the release of this announcement on behalf of NatWest Group plc is Alex Dawtrey, Chief Communications Officer.

Further information:

Media Relations

+44 (0)131 523 4205

Forward-looking statements

This announcement may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies. In particular, this announcement may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its Programme and the details thereto; its economic and political risks, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its purpose-led strategy, its environmental, social and governance and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to replacement risk free rates and NatWest Group’s exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2022 Annual Report on Form 20-F, NatWest Group plc’s Interim Management Statement for Q1 on Form 6-K and its other filings with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement speak only as of the date of this announcement and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)
Date:	26 July 2023	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary